SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer’s ID (CNPJ/MF) 76.483.817/0001-20 - State Registry (NIRE) 41300036535

CVM Registration 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

EXTRAORDINARY GENERAL MEETING

BOOKKEEPER’S MAP (Remote Voting Ballot)

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and trades energy, discloses, pursuant to CVM Resolution 81/22, the summary voting map of the Bookkeeper containing the votes received from the Central Depository through the Distance Voting Ballot, referring to the resolution of the Extraordinary General Meeting to be held on August 10, 2023.

Curitiba, August 08, 2023

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For more information, please get in touch with the Company by email

acionistas@copel.com or call to 0800-412772

Process Number	5638	BOOKKEEPER’S MAP (Remote Voting Ballot)

Meeting Date	08/10/2023 14:30h

Type of Assembly	GM - General Metting

TYPE OF RESOLUTION		APPROVE	REJECT	ABSTAIN	CUMULATIVE VOTING	TOTAL
Eleição dos membros do conselho de administração
	Marcel Martins Malczewski - Appointed by the State of Paraná, major shareholder	18,431,083	193,723	-	-	18,624,806
	Marco Antônio Barbosa Cândido - Appointed by the State of Paraná, major shareholder	17,952,863	671,943	-	-	18,624,806
	Carlos Biedermann - Appointed by the State of Paraná, major shareholder	18,431,083	193,723	-	-	18,624,806
	Fernando Tadeu Perez - Appointed by the State of Paraná, major shareholder	16,507,985	2,116,821	-	-	18,624,806
	Marco Antonio Bologna - Appointed by the State of Paraná, major shareholder	18,431,083	193,723	-	-	18,624,806
	Jacildo Lara Martins - Appointed by BNDESPar, minority shareholder	16,278,883	2,345,923	-	-	18,624,806
In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the candidates that you´ve chosen?		4,928,087	-	13,696,719	-	18,624,806
View of all the candidates to indicate the cumulative voting distribution.		-	-	-	-	-
	Marcel Martins Malczewski - Appointed by the State of Paraná, major shareholder	-	-	-	-	-
	Marco Antônio Barbosa Cândido - Appointed by the State of Paraná, major shareholder	-	-	-	-	-
	Carlos Biedermann - Appointed by the State of Paraná, major shareholder	-	-	-	-	-
	Fernando Tadeu Perez - Appointed by the State of Paraná, major shareholder	-	-	-	-	-
	Marco Antonio Bologna - Appointed by the State of Paraná, major shareholder	-	-	-	-	-
	Jacildo Lara Martins - Appointed by BNDESPar, minority shareholder	-	-	-	-	-
Separate election of the board of directors - Preferred shares
	Geraldo Corrêa de Lyra Junior - Indicado pelo BNDESPar	142,402,861	83,666,300	-	-	226,069,161
If it is verified that neither the holders of voting right shares nor the holders of preferred shares without voting rights or with restricted voting rights have reached the quorum required in items I and II, respectively, of paragraph 4, article 141, of Law 6404, of 1976, do You wish to have your vote added to the shares with voting rights in order to elect to the board of directors the candidate with the highest number of votes amongst all those who, appearing on this ballot, run for the separate election?		140,504,418	85,564,743			226,069,161
Compliance of the elected members of the Board of Directors with the independence criteria established in CVM Resolution no. 80, of March 29, 2022.		18,624,806	-	-	-	18,624,806
Separate election of the fiscal council - Common shares
	Osmar Ribeiro de Almeida Junior - Sitting members Appointed by BNDESPar	16,472,606	2,152,200	-	-	18,624,806
Separate election of the fiscal council - Preferred shares
	Juliana Picoli Agatte - Sitting members Appointed by BNDESPar	148,098,251	83,554,100	-	-	231,652,351

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 8, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.